Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-197036

Supplementing the Preliminary Prospectus

Supplement dated January 15, 2015

(To Prospectus dated June 26, 2014)

US$365,000,000

Monsanto Company

4.30% Senior Notes due 2045

Pricing Term Sheet

January 16, 2015

Issuer:	Monsanto Company

Format:	SEC Registered

Title:	4.30% Senior Notes due 2045

Principal Amount:	US$365,000,000

Maturity Date:	January 29, 2045

Coupon (Interest Rate):	4.30% per annum

Interest Payment Dates:	January 29 and July 29, commencing July 29, 2015

Denominations:	Minimum of US$100,000 and integral multiples of US$1,000 thereafter

Price to Public:	100.00%

Selling Discount:	0.10%

Optional Redemption:	On not less than 30 nor more than 60 days’ notice, in whole but not in part, on each January 29 on or after January 29, 2017 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to the redemption date.

Tax Event Redemption:	Callable at par within 90 days of a “Tax Event” as described in the preliminary prospectus supplement dated January 15, 2015

Change of Control:	Upon the occurrence of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement dated January 15, 2015), the Issuer will be required, unless it has exercised its right to redeem the Notes, within a specified period, to make an offer to purchase all of the Notes at a price equal to 101% of the principal amount, plus any accrued and unpaid interest on the Notes being redeemed to but excluding the date of repurchase.

Expected Ratings (Moody’s/S&P/Fitch):*	A3 (Stable) /BBB+ (Stable) /A- (Stable)

Pricing Date:	January 16, 2015

Settlement Date:	January 29, 2015 (T+9)

Joint Book-Running Managers:	E.Sun Commercial Bank, Ltd. MasterLink Securities Corporation

Global Structuring Agent and Coordinator:	Morgan Stanley & Co. LLC

Structuring Agent’s Fee:	US$2,828,750

ISIN:	XS1171913111

Listing:	Application will be made by the Issuer for the Notes to be admitted to listing on the GreTai Securities Market. No assurance can be given that such application will be approved or that the GreTai listing will be maintained. The GreTai is not responsible for the content of this pricing term and no representation is made by the GreTai as to the accuracy or completeness of this Pricing Term Sheet. The GreTai expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Pricing Term Sheet.

ROC Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, in the Republic of China (“ROC”) to investors other than “professional institutional investors” as defined under Paragraph 2, Article 19-7 of the Regulations Governing Securities Firms of the ROC.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by contacting the issuer at Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, attention Corporate Secretary, telephone (314) 694-1000.